UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company
Corporate Taxpayer’s ID no. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. ("Bradesco") informs that, after the approval of the competent authorities and in line with the other usual contractual conditions, its subsidiary Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. (Swiss Re Corso) concluded, on this date, the transaction for the joint exploitation of insurance, according to the Notice to the Market disclosed on October 13, 2016.

In accordance with the terms of the transaction:

(i)           Swiss Re Brasil will assume the insurance operations of P&C (Property and Casualty) and transport of Bradesco Seguros ("Insurance of Major Risks"), and will have exclusive access to Bradesco customers for the exploitation and commercialization of Insurance of Major Risks;

(ii)         Bradesco Seguros will hold an equity stake of 40% in Swiss Re Brasil and the other 60% stake will remain with the Swiss Re Corso, the parent company of Swiss Re Brasil.

Swiss Re Brasil will be the exclusive platform of the Parties to exploit the products of Insurance of Major Risks in Brazil.

As a result of the transaction, Swiss Re Brasil will become one of the leaders in the market of Insurance of Major Risks in Brasil.

Cidade de Deus, Osasco, SP, July 3, 2017

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President and

Investor Relations Officer

Shoud you have any questions or require further information, please contact:

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br

Mr. Eduardo Braga Poterio, phone 55 11 2194-0924, e-mail:  eduardo.b.poterio@bradesco.com.br

Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 3, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.